January 30, 2017

Mr. W John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Re:

PureSnax International, Inc

Form 10K for the Fiscal Year Ended June 30, 2016

Filed October 14, 2016

Form 10Q for the Fiscal Quarter Ended September 30, 2016

Filed November 21, 2016

File No. 333-176376

In response to your letter dated January 17, 2017 and my conversation with Mr. Dale Welcome, we wanted to address your comments.

With regards to the XBRL data exhibits for the 10Q –

The request has been completed and the interactive data exhibits have been filed.

With regards to the comments pertaining to the 10K -

An amendment to the 10K that would satisfactorily answer all your comments has already been completed and is ready to file.

However, our auditor is currently withholding consent to file the amended 10K over an overrun invoice. The invoice in question is in excess of $30,000 in addition to the $10,000 they were already paid in advance. We do not agree with these charges given that the auditor had 5 staff turnovers during the review period. The staff’s level of unfamiliarity with our account caused significant delays and duplication of work on our part and that of our accounting firm. We are currently contesting these charges.

We hope for a quick resolution to the situation, however we are prevented to file by the auditor until the issues with the disputed invoice has been resolved.

Yours truly,

/s/ Patrick Gosselin

Patrick Gosselin

Chief Executive Office

PureSnax International, Inc

1000 Woodbridge Center Drive, #213 Woodbridge, New Jersey, USA 07095

Telephone: 800.358.6780 | pat.gosselin@puresnaxworldwide.com | www.puresnaxworldwide.com